Exhibit 99.1

eHi Car Services Announces Results of 2018 Annual General Meeting

SHANGHAI, December 27, 2018 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced the resolutions adopted at its annual general meeting of shareholders held in Shanghai, China on December 27, 2018.

At the meeting, eHi’s shareholders (i) approved the re-election of Mr. Qian Miao as a director of the Company; and (ii) approved the re-election of Mr. Andrew Xuefeng Qian as a director of the Company.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world. For more information regarding eHi, please visit http://en.1hai.cn.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000

E-Mail: ir@ehic.com.cn